Exhibit (e)(11)

[Aventis letterhead]

Jean-Louis Château

Corp. HR / Top Management

To:

August 03

Re: Global Umbrella Group Insurance (GUGI) for Aventis Senior Executives

Dear               ,

Recently Aventis completed a global study for top executives regarding currently provided insurance benefits. Such insurance benefits are typically based on local market conditions and the level of protection against certain risks varies significantly from country to country. For our top management group we are aiming at some global minimum coverage for certain risks. Therefore the Management Board has decided to implement a global umbrella plan with the following targets as minimum lump sum benefits in case of

•	natural death	2 times annual Total Pay
•	accidental death	3 times annual Total Pay
•	total and permanent disability	2 times annual Total Pay

“Total Pay” for this purpose means Base Pay plus Target Bonus; “total and permanent disability” is defined as the permanent inability to work in any job.

Coverage for US employees will be on US$ basis, for all other employees it will be on € basis (for this purpose, exchange rates from other currencies will be determined close to the renewal date of the insurance policy).

Nordben Life and Pension Insurance Co. Ltd has been selected as our vendor for the GUGI policy to provide for group term life (GTL), for additional accidental death (AD) and for total and permanent disability (TPD) insurance. Any existing local lump sum insurance benefits will continue and will be topped up to the above-mentioned minimum levels if a gap exists. In no event will there be any cut back in existing local benefits.

Effective date for the GUGI policy will be October 1, 2003 and the annual renewal will be on October 1 each year. Benefits are based on “Total Pay” and local coverage at the beginning of the policy year and they are kept unchanged until the next renewal date when they will be adjusted to your revised pay and to any changes in local insurance benefits. Your GUGI coverage for the first insurance year (Oct 1, 2003 through Sept 30, 2004) is reflected on the attachment.

Coverage ceases when you leave the Aventis service for any reason.

There are some points to which we want to draw your particular attention:

The TPD coverage offered in the GUGI policy is provided through age 60 only and it is capped at a maximum amount of € 1.7 Mio or US$ 1.7 Mio resp due to underwriting requirements.

The “free cover limit” of Nordben for GTL and TPD coverage is established at € 1 Mio or US$ 1 Mio resp. This means that if your GTL or TPD coverage under the GUGI policy exceeds this limit you will have to undergo a physical medical examination, which may result in higher premiums or restrictions in coverage. In case you are affected by this limit you can refuse such examination. In this case, however, GTL cover under the GUGI policy will be capped at the free cover limit of € 1 Mio or US$ 1 Mio resp.

The full premium under the GUGI policy will be shouldered by the company. However, you will be subject to any additional income tax and/or social security tax based on any “benefit in kind” due to local tax laws. Any such taxes must be borne by you. A separate letter from your employing company (home company in case of expats) will provide you more detailed information about tax implications.

Therefore you will have an option to either participate (or not participate) in the GUGI policy. Please be aware that

1.             except for the restriction to the free cover limit mentioned above you can register only for full            plan participation or for no participation at all and

2.             your choice is a final one so that there is no possibility to refuse participation now and to register    later during your present assignment.

In any case, the company reserves the exclusive right to select another underwriter or to modify or terminate this plan at any time in line with the insurance contract stipulations.

For the enrolment process please fill in the attached form indicating

•       that you want to participate (or not to participate) in this policy

•       that you are willing (or not) to undergo a physical medical examination (in case your coverage exceeds 1 Mio € or 1 Mio US$ resp) and

•       names of beneficiaries (and portions of benefits) in case of your death and send it back at the latest by September 20 by express mail to Aventis Corporate Benefits at the address shown on the Enrolment Form (with copy to your employing company).

We are confident that you will appreciate this offer to fill an existing gap in your insurance coverage and that it will provide you with comfort on your social and economic protection.

Sincerely,

Jean-Louis Chateau

Corp. HR / Top Management

Enclosures:

Individual coverage calculation

Tax implication

Enrollment form